UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

II-VI Incorporated

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

902104 10 8

(Cusip Number)

Carl J. Johnson

90 Elisabeth Way

McKinney, TX 75069

(412) 512-6762

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Carl J. Johnson
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,034,440*
	8.	Shared Voting Power: 2,309,525 (See Item 5)
	9.	Sole Dispositive Power: 1,034,440*
	10.	Shared Dispositive Power: 2,309,525 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,343,965*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 5.35%
14.	Type of Reporting Person (See Instructions): IN

*	Includes 39,300 shares subject to stock options held by Dr. Johnson and exercisable within sixty (60) days of May 22, 2018.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule”) relates to shares of common stock, no par value (the ”Common Stock”), of II-VI Incorporated, a Pennsylvania corporation (the ”Company”). The address and principal office of the Company is 375 Saxonburg Boulevard, Saxonburg, Pennsylvania 16056.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Carl J. Johnson (“Dr. Johnson”).

(b), (c) Dr. Johnson is currently retired, but provides part-time consulting services to the Company, and is the former Chairman of the Company. The address of Dr. Johnson is 90 Elisabeth Way, McKinney, Texas 75069 and the address of the Company is 375 Saxonburg Boulevard, Saxonburg, Pennsylvania 16056.

(d), (e) During the past five years, Dr. Johnson has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

No funds have been utilized to acquire Company Common Stock in the open market by Dr. Johnson since the filing of his last Schedule 13D amendment. The shares of Company Common Stock covered by this filing include shares historically purchased by Dr. Johnson from the Company using personal funds, shares acquired by him from the Company pursuant to stock splits and dividends, shares issued to him by the Company as bonus or compensation, and shares sold in the open market or transferred by Dr. Johnson to certain charitable trusts, limited partnerships and nonprofit corporations over which Dr. Johnson has shared voting and dispositive power as a trustee or partner (see Item 4 for additional discussion).

Item 4. Purpose of the Transaction

Dr. Johnson has no plans or proposals which relate to or would result in any of the matters listed in Item 4 of Schedule 13D except that, from time to time, Dr. Johnson may acquire or dispose of shares of Company Common Stock through open market transactions or otherwise, and may gift shares of Company Common Stock to various family members or charitable organizations, including but not limited to (i) the Johnson Family Foundation, a charitable family trust in which Dr. Johnson is co-trustee (the “Johnson Foundation”), (ii) the II-VI Incorporated Foundation, a Pennsylvania nonprofit corporation for which Dr. Johnson serves as a trustee (the “II-VI Foundation”) and (iii) CJ&M Holdings, L.P., a family limited partnership for which Dr. Johnson acts as sole limited partner and majority general partner (“CJ&M LP”).

The original Schedule 13D was filed to report the acquisition of beneficial ownership of shares of Company Common Stock by Dr. Johnson resulting from the acquisition by him of certain rights of first refusal and option rights with respect to shares of the Company Common Stock held by a Voting Trust. Each Amendment historically filed thereafter, including this Amendment No. 9, was filed to report that Dr. Johnson then beneficially held more than 1% less of the outstanding Company Common Stock than reported in the prior amendment as a result of different transactions of varying sizes that took place after the filing of the prior amendment, none of which were individually material.

Item 5. Interest in Securities of the Issuer.

(a) - (b) Dr. Johnson has the sole voting and dispositive power over 1,034,440 shares (1.65% of the outstanding Company Common Stock) owned by him (including 39,300 shares over which he has the right to acquire ownership within 60 days pursuant to the exercise of vested options). In addition, Dr. Johnson has shared voting and dispositive power over (i) 432,744 shares (0.69% of the outstanding Company Common Stock) held by the Johnson Foundation (over which shares he disclaims beneficial ownership), (ii) 455,672 shares (0.73% of the outstanding Company Common Stock) held by the II-VI Foundation (over which shares he disclaims beneficial ownership), and (iii) 1,421,109 shares (2.27% of the outstanding Company Common Stock) held by CJ&M LP (over which shares he disclaims beneficial ownership except to the extent of his pecuniary interest).

In the aggregate, Dr. Johnson has the beneficial ownership of 3,343,965 shares (or 5.35%) of the Company Common Stock, including the right to acquire (pursuant to Company options) 39,300 shares (or 0.06%) of Company Common Stock.

The above calculations are based upon the number of outstanding shares of the Company’s Common Stock outstanding as of May 2, 2018, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, as filed with the Securities and Exchange Commission on May 9, 2018.

(c) Since the filing of Amendment No. 8, various transactions have occurred, none of which individually constituted an increase or decrease in excess of 1% of the outstanding class of Company Common Stock beneficially owned by Dr. Johnson. Within the past sixty days, Dr. Johnson sold 60,000 shares of Company stock in the open market at an average market price of $44.5286 per share (with 5,000 shares being sold on each of March 23, 2018, March 26, 2018 and March 27, 2018, 10,000 shares being sold on each of May 8, 2018, May 11, 2018 and May 17, 2018, 5,000 shares being sold on May 22, 2018 and 10,000 shares being sold on May 24, 2018), the Johnson Foundation gifted 4,317 shares of Company Common Stock on April 4, 2018 to various charities, the II-VI Foundation sold 18,000 shares of Company Common Stock in the open market at an average market price of $44.0272 per share (with 2,000 shares being sold on April 18, 2018 and 4,000 shares being sold on each of May 2, 2018, May 4, 2018, May 7, 2018 and May 9, 2018) and CJ&M LP sold 47,000 shares of Company Common Stock in the open market at an average market price of $43.0572 per share (with 7,000 shares being sold on March 27, 2018, 5,000 shares being sold on April 2, 2018, 10,000 shares being sold on each of May 1, 2018, May 4, 2018 and May 7, 2018, and 5,000 shares being sold on May 9, 2018).

(d) No person is known to Dr. Johnson to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Company Common Stock held by him.

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3, 4 and 5 is incorporated by reference to this Item 6. Except as otherwise described in this Schedule, Dr. Johnson does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Company, including but not limited to the transfer or voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2018

By:	/s/ Carl J. Johnson
Name: Carl J. Johnson